

Mail Stop 4720

November 24, 2015

Via E-mail
George A. Eldridge
Chief Financial Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

> **Re: Proteon Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2015**
> **File No. 333-207965**

Dear Mr. Eldridge:

We have limited our review of your registration statement to the issues we have addressed in our comments.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

General

1. Please file the form indenture as an exhibit to the registration statement prior to effectiveness. For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations 201.02 and 201.04.

2. We note that you have a pending confidential treatment request. We will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.

Description of Debt Securities, page 9

3. We note disclosure on page 9 indicates that your debt securities may be guaranteed. Please revise the registration statement to register the offering of guarantees and include the guarantees in your legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance